Exhibit 99.1

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021

TSX: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

This Management’s Discussion and Analysis (“MD&A”) as of May 12, 2021 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the MD&A for the year ended December 31, 2020, the unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2021 and the audited consolidated statements for the year ended December 31, 2020. The following MD&A has been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting. Except as disclosed in the statements, the interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements for the year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, the interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

•	Cash at March 31, 2021 was $14,314 with net working capital of $51,564. Cash at December 31, 2020 was $35,152 with net working capital of $52,757.

•	Earnings from mine operations for the three months ended March 31, 2021, were $13,736 compared to $13,627 for the same period in 2020.

•	Net income for the three months ended March 31, 2021 was $7,312 or $0.03 earnings per share (basic and diluted) compared to a net loss of $40,969 or $0.19 loss per share (basic and diluted) for the prior comparative period. Adjusted EBITDA for these periods was $19,178 and $22,825 (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).

•	In the first quarter of 2021, the Company sold 603,000 carats and recognized revenue of $54,224 at an average realized value of $90 per carat (US$71) compared to sales in the first quarter of 2020 totaling 659,000 carats and recognized revenue of $65,430 at an average realized value of $99 per carat (US$75).

•	Mining of waste and ore in the 5034, Hearne and Tuzo open pits for the three months ended March 31, 2021 was approximately 3,425,000 tonnes, 2,122,000 tonnes and 58,000 tonnes, respectively, for a total of 5,605,000 tonnes. This represents a 40% decrease in tonnes mined over the comparative period in 2020, mainly due to the unplanned operational stand-down in February to limit the spread of COVID-19, as well as manpower availability issues and a higher-than-average incidence of extreme weather events. Ore mined for the three months totaled 515,000 tonnes, with approximately 158,000 tonnes of ore stockpile available at quarter end on a 100% basis. For the comparative three months ended March 31, 2020, ore mined totaled 1,030,000 tonnes, with approximately 355,000 tonnes of ore stockpile on a 100% basis.

•	For the three months ended March 31, 2021, the GK Mine treated approximately 626,000 tonnes of ore and recovered approximately 1,392,000 carats on a 100% basis for an average recovered grade of approximately 2.22 carats per tonne (“cpt”). For the comparative three months ended March 31, 2020, the GK Mine treated approximately 903,000 tonnes of ore and recovered approximately 1,655,000 carats on a 100% basis for an average recovered grade of approximately 1.83 cpt.

•	Cash costs of production, including capitalized stripping costs, for the three months ended March 31, 2021 were $139 per tonne, and $62 per carat recovered. Cash costs of production, including capitalized stripping costs, for the three months ended March 31, 2020 were $84 per tonne, and $46 per carat recovered (cash costs of production per tonne and per carat are not defined under IFRS and may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section). The costs for the three months ended March 31, 2021 compared to the same period last year have increased mainly due to the effect on tonnes processed from the ongoing impact of COVID-19 and the unplanned operational stand down in February. Also, the Company incurred increased waste stripping costs in the three months ended March 31, 2021, compared to the same period in 2020 mainly due to the deferral of previously scheduled activities in 2020 as a result of COVID-19.
•	Mining and processing performance during the three months ended March 31, 2021 was negatively impacted by an unplanned 22-day operational stand-down in February due to measures taken to limit the spread of Covid-19 at Gahcho Kué. Additionally, the problematic restart of production during one of the coldest winter months contributed to a lower-than-expected equipment availability, which combined with manpower availability issues and a higher-than-average incidence of extreme weather events resulted in lower-than-expected production for the quarter.

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The following table summarizes key operating highlights for the three months ended March 31, 2021 and 2020.

		Three months ended	Three months ended
		March 31, 2021	March 31, 2020

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	515	1,030
*Waste tonnes mined	kilo tonnes	5,090	8,327
*Total tonnes mined	kilo tonnes	5,605	9,357
*Ore in stockpile	kilo tonnes	158	355

Processing
*Ore tonnes treated	kilo tonnes	626	903
*Average plant throughput	tonnes per day	6,731	9,505
*Average plant grade	carats per tonne	2.22	1.83
*Diamonds recovered	000's carats	1,392	1,655
Approximate diamonds recovered - Mountain Province	000's carats	682	811
Cash costs of production per tonne of ore, net of capitalized stripping **		$119	80
Cash costs of production per tonne of ore, including capitalized stripping**		$139	84
Cash costs of production per carat recovered, net of capitalized stripping**		$53	43
Cash costs of production per carat recovered, including capitalized stripping**		$62	46

Sales
Approximate diamonds sold - Mountain Province***	000's carats	603	659
Average diamond sales price per carat	US	$71	$75

* at 100% interest in the GK Mine
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

The Company’s primary assets are its aforementioned 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP” or “Kennady North”).

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the sale. Despite the impact of the COVID-19 pandemic, the Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company also expects to build value through further exploration and development of the Kennady North Project which covers properties adjacent to the GK Mine.

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GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies - 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2020, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at March 31, 2021, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2020 - $44.1 million).

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, which is presented as restricted cash on the balance sheet. As of March 31, 2021, no further funding had occurred.

Mining and Processing

For the three months March 31, 2021, on a 100% basis, a total of 5.6 million tonnes of waste and ore had been extracted from the 5034, Hearne and Tuzo open pits, compared to the original three months ended March 31, 2021 planned production of approximately 10.2 million tonnes (55% of plan). The lower mining efficiency was as a result of the unplanned operational stand-down in February due to measures taken to limit the spread of Covid-19 at Gahcho Kué. For the three months ended March 31, 2020, a total of 9.4 million tonnes of waste and ore had been extracted from the 5034 and Hearne open pits, compared to an original plan of approximately 10.1 million tonnes (93% of plan), as a result of harsher weather conditions than normal and equipment availability issues during the winter months.

Total ore tonnes mined in the three months ended March 31, 2021 were 515,000 tonnes compared to 1,030,000 tonnes for the same period in 2020. The total ore tonnes mined were lower than the comparative period as a result of the unplanned operational stand-down in February due to measures taken to limit the spread of Covid-19 at Gahcho Kué, in addition to the other impacts as described above.

For the three months ended March 31, 2021, 626,000 tonnes of kimberlite ore were treated (compared to an original plan of 826,000 tonnes), with 1,392,000 carats (100% basis) recovered, at a grade of 2.22 carats per tonne. For the three months ended March 31, 2020, 903,000 tonnes of kimberlite ore were treated, with 1,655,000 carats recovered, at a grade of 1.83 carats per tonne.

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The plant treated 626,000 tonnes and recovered over 1,355,000 carats in Q1 2021, 16% lower than the same period last year, primarily due to the unplanned operational stand-down in February.

At March 31, 2021, there was approximately 158,000 tonnes (100% basis) of stockpiled ore (December 31, 2020 - 269,000 tonnes).

At March 31, 2021, the GK Mine had 788,670 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 529,564 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 856,559 carats in inventory.

Diamond Sales

The Company undertook two sales during the first quarter of 2021 in Antwerp, Belgium. The majority of the Company’s revenue is derived from its sales on the open market, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process. The average realized value per carat for all sales held in the three months ended March 31, 2021 was US$71 per carat. The average realized value per carat for all sales held for the three months ended March 31, 2020 was US$75 per carat.

The following chart summarizes the sales for the trailing eight quarters:

*Although the final sale in this quarter closed on September 27, 2019, the sale of 159,000 carats was recorded in October for financial reporting purposes. The amount of revenue recognized in October for the 159,000 carats was approximately US$13.0 million or $17.1 million.

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The following table summarizes the results of sales in 2021:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	603	$42,725	$71

The following table summarizes the results for sales in 2020:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	659	$49,220	$75
Q2	757	$25,003	$33
Q3	956	$35,309	$37
Q4	957	$61,746	$65
Total	3,329	$171,278	$51

In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. This transaction permitted the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses, in a portion of any increase in the value of the diamonds realized by Dunebridge upon Dunebridge’s future sale of the diamonds to third parties.

After four successful years of sales, the Gahcho Kué diamonds are firmly established in the rough diamond market. The Gahcho Kué orebodies and product profiles are complex, producing a broad range of white commercial goods together with a consistent supply of exceptional, high value, gem quality diamonds as well as large volumes of small and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this characteristic.

The Company’s diamonds have established a strong market and customer base. With the exception of some industrial, non-gem quality diamonds, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China. Having transitioned from an explorer and mine developer into a diamond marketer, the Company is in early-stage development of a diamond marketing brand. Although somewhat delayed by the COVID-19 pandemic, the brand will promote the unique attributes of our diamonds and support demand through their distribution channels, with potential to reach the consumer level.

Given the complexities of the Gahcho Kué rough diamond profile and the variability of the mining plan through the year, the mix of diamond categories may differ from sale to sale. Each sale’s results can and do vary.

2021 Production Outlook

The rapid spread of COVID-19 around the globe, and accompanying restrictions on mobility, posed a potential risk and disruption to mine operations. The Company, along with De Beers Canada Inc, in consultation with the Government of the Northwest Territories, have taken numerous precautions to ensure the safest working environment possible for all employees and contractors across all working sites and offices. In addition, work from home policies, where applicable, have been implemented. We have halted all long-term, non-core capital and exploration projects to reduce foot traffic and travel to and from site. We have also changed our crew rotations to further reduce frequency of travel. Additionally, with the support of the Government of the Northwest Territories, we have implemented a program for vaccination of all employees and contractors who elect to receive it at the Gahcho Kué site.

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With these considerations in mind, the Company is providing production and cost guidance for 2021, as described below (all figures reported on a 100% basis).

• 35 - 37 million total tonnes mined (ore and waste)

• 3.3 - 3.5 million ore tonnes mined

• 3.15 - 3.3 million ore tonnes treated

• 6.3 - 6.5 million carats recovered

• Production costs of $125 - $135 per tonne treated

• Production costs of $58 - $63 per carat recovered

• Sustaining Capital Expenditure of approximately $21 million

Diamond Outlook

Despite a challenging last year for the diamond industry, 2020 ended with a strong holiday season that set the trend for the first quarter of 2021. Although uncertainty persists due to the ongoing COVID-19 pandemic, all sectors have had a positive start to 2021 and expect a stable Q2.

Major producers continued operations and released steady volumes of goods into the rough market with some price increases. De Beers reported positive sales in March, reporting sales in line with expectations ahead of the traditionally quieter Q2 period. Rising inventories may impact prices going into Q2 and rough demand is expected to seasonally slow after robust Q1 buying but prices have recovered to pre-pandemic values.

Mountain Province had positive results in its Q1 sales, although the Gahcho Kué mine was forced to temporarily suspend production in early February due to an on-site outbreak of COVID-19. The operators worked with Northwest Territories health authorities to minimise the shut-down period and prioritise the health and safety of mine personnel. Diamond production is back to pre-shutdown levels, however the shutdown has caused the Company’s cancellation of the planned May sale in Antwerp, Belgium.

Like rough prices, polished prices also rose steadily. Israel’s Q1 exports rose by 12% to US$828M. India’s exports followed a similar trend, although a lockdown in Mumbai starting in early April may impact Bharat Diamond Bourse trading in Q2. Polishing and Manufacturing in Surat continues but is still below full capacity. Despite concerns about renewed restrictions in Belgium, Antwerp traders expect to see further gains in polished prices if the Mumbai lockdown continues.

An optimistic outlook is also reported for the jewellery market, driven by strong sales results in the US and mainland China. This momentum at retail is expected to continue into the summer wedding season as consumer confidence returns in response to vaccine administration and stimulus cheques.

The outlook remains positive going into Q2 following a strong start to the year for all sectors. Regional lockdowns and restrictions continue to have an impact, however, particularly in Europe, and uncertainty remains with the rise of COVID variants and vaccine roll-out challenges.

Gahcho Kué Capital Program

During the three months ended March 31, 2021, stay in business capital items included generator upgrades and repairs, a new haul truck under construction and investments in other general infrastructure. All capital additions in the period are considered sustaining capital expenditure, and were largely on budget. Stay in business capital does not include capital waste stripping.

Gahcho Kué EXPLORATION

The Gahcho Kué Joint Venture with De Beers Canada covers 5,216 hectares of mining leases that includes the Gahcho Kué Mine. Exploration within the GKJV is focused on near-mine and brownfield discoveries that can extend the life of the mine. In early 2020 a geophysical program prioritized 13 targets, of which eight were selected for drill-testing. These are shown on the map below.

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In early 2020 two drillholes each on targets 8 and 12 were completed for a program total of 549 meters with no kimberlite encountered. The remaining anomalies were re-ranked and targets 1, 3, and 10 were prioritized for a second drill program. Drilling started in late 2020 completed 618 meters of a 1,176m program to test targets 1, 3 and 10. Target 10 is the Curie kimberlite, a small kimberlite blow located northwest of Tuzo. Two drillholes completed at Curie intersected kimberlite and the results indicate that it is a kimberlite splay off of the Dunn Dyke. The Dunn Dyke trends northeast-southwest and is located to the northwest of Tuzo. The new drilling at Curie provided additional volume and shape constraints that are presently under review by the Joint Venture.

Drilling completed in early 2021 tested Targets 1 and 3 for a total of 558 meters. On Target 1, a 0.7m interval of kimberlite was intersected from 151.9-152.6 meters. Details of the drillhole are provided in the table below.

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Gahcho Kué Joint Venture 2020 Drilling Results for Target 1.

Drill Hole	Target	Azimuth	Inclination	Kimberlite Intersects (m)			End of Hole (m)
				From	To	Intercept*
MPV-20-537C	1	35	-45	151.9	152.6	0.7	201.00

*Intersect not a true width, includes brecciated granitic rock.

In late 2020, two focused mining samples were collected from the Tuzo kimberlite with a combined weight of approximately 87,000 tonnes. The two samples were treated separately through the Gahcho Kué plant with a combined recovery of 121,860 carats at a +1 DTC screen bottom cut-off. The diamonds were independently valued by WWW International (London, Antwerp) who provided a modeled base value of US$48/ct with a high of US$53/ct and low of US$45/ct.

KENNADY NORTH PROJECT EXPLORATION

The Kennady North Project includes 22 federal leases and 97 claims covering an area of 106,202 hectares that surround the Gahcho Kué Mine on all sides. Kennady North has five known kimberlites; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. Significant diamond sampling and drilling programs between 2014 and 2018 resulted in the estimation of resources for the Kelvin and Faraday bodies. The map below shows the location of the claims, leases, and kimberlites relative to the Gahcho Kué Mine.

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Due to the COVID-19 pandemic no winter field exploration was conducted at Kennady North. Desktop reviews of new and historic data are underway to better resolve exploration targets on the property, with plans to conduct drilling when conditions improve.

Strategic till samples that were collected down-ice of Faraday 2 in summer 2020 were treated for indicator mineral recovery at SRC (Saskatoon, SK). The indicator minerals recovered from these samples have been received and are undergoing an in-house morphology assessment. The morphology assessments will be used to rank areas of interest for a summer exploration till sampling program.

The Company is also working with Aurora Geoscience (Yellowknife, NT) to beta test new geophysical methods over an area of interest between the Kelvin and Faraday kimberlites that can be accessed in winter from Faraday Lake. The Aurora Rapid Reactance Tomography system (ARRT) is a proprietary capacitive coupled resistivity system that will provide greater resolution and depth resistivity data over potential kimberlite targets defined by other methods. A test of an earlier version of the system in 2019 identified targets with geophysical characteristics similar to the Faraday kimberlites, and this higher resolution survey will determine whether these targets merit future drilling.

Environmental baseline data collection over the Kennady Assets will also continue to ensure application of the Environmental Assessment process in 2022. The winter 2021 environmental work will include the collection of historical core samples of country rock for geochemical analysis, under-ice water quality sampling, and fish habitat sampling. This work will be conducted from Kelvin Camp in Q2 of 2021. Additional fishery, aquatic, hydrologic, soil, vegetation, wildlife, and community and regulatory activities are scheduled for the remainder of 2021.

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The Kennady assets include both an Indicated Resource for the Kelvin kimberlite and Inferred Resources for the Faraday kimberlites. Geological model domains for the Kelvin, Faraday 2 and Faraday 1-3 kimberlites were adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in NI 43-101 Compliant Technical Reports (filed in 2016 and 2017 under Kennady Diamonds Inc.) and the NI43-101 Compliant Technical Report filed April 11, 2019 undery7 Mountain Province Diamonds. All reports are available on SEDAR. Details for the estimated resources are provided in the table below.

Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of February 2019 as referenced in the April 11, 2019 NI43-101 Compliant Technical Report)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)	Value (US$/ct)
Kelvin	Indicated	8.50	13.62	1.60	$63
Faraday 2	Inferred	2.07	5.45	2.63	$140
Faraday 1-3	Inferred	1.87	1.90	1.04	$75
(1)	Mineral Resources are reported at a bottom cut-off of 1.0mm. Incidental diamonds are not incorporated into grade calculations.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Results of operations

The Company, as discussed above, held two diamond sales during the three months ended March 31, 2021.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	March 31	December 31	September 30	June 30
	2021	2020	2020	2020

Earnings and Cash Flow
Number of sales	2	2	3	1
Sales	$54,224	80,206	47,337	34,020
Impairment loss on property, plant and equipment	$-	(217,366)	-	-
Operating income (loss)	$10,532	(198,643)	(5,712)	(38,958)
Net income (loss) for the period	$7,312	(189,166)	(6,532)	(26,762)
Basic and diluted earnings (loss) per share	$0.03	(0.90)	(0.03)	(0.13)
Adjusted EBITDA*	$19,178	37,002	15,300	(23,894)
Cash flow provided by (used in) operating activities	$(9,805)	51,396	21,117	(21,941)
Cash flow provided by (used in) investing activities	$(10,615)	(22,302)	(15,766)	(10,452)
Cash flow provided by (used in) financing activities	$(706)	(16,531)	1,427	17,462
Balance Sheet
Total assets	$613,723	595,329	793,919	795,789

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

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		Three months ended
	March 31	December 31	September 30	June 30
	2020	2019	2019	2019

Earnings and Cash Flow
Number of sales	2	2	3	3
Sales	$65,430	65,032	54,832	95,774
Impairment loss on property, plant and equipment	$-	(115,753)	-	-
Operating (loss) income	$7,502	(118,104)	(11,149)	12,762
Net (loss) income for the period	$(40,969)	(115,725)	(25,785)	10,255
Basic and diluted (loss) earnings per share	$(0.19)	(0.55)	(0.12)	0.05
Adjusted EBITDA*	$22,825	17,648	10,583	39,096
Cash flow provided by (used in) operating activities	$1,176	28,307	13,858	46,079
Cash flow provided by (used in) investing activities	$(5,166)	(5,327)	(2,012)	(9,915)
Cash flow provided by (used in) financing activities	$(349)	(16,388)	(13,839)	(17,019)
Balance Sheet
Total assets	$842,332	822,695	953,325	973,606

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

The Company typically holds nine or ten sales per year in Antwerp, Belgium, and had typically alternated between two and three sales per quarter since commercial production. The COVID-19 pandemic caused a significant postponement and altering of the regular sales schedule in 2020 and the first half of 2021.

During the three months ended March 31, 2021, the Company held two formal sales in Antwerp, Belgium resulting in the Company selling 603,000 carats and recognized revenue of $54,224 at an average realized value of $90 per carat (US$71). The Company had operating income of $10,527.

During the three months ended December 31, 2020, the Company held two formal sales in Antwerp, Belgium including, on October 30, 2020, its largest open market sale to date of $45.7 million (US$34.3 million) resulting in an average realized value of $81 per carat (US$61 per carat). Before taking into account the effects of the impairment loss on property plant and equipment in the three months ended December 31, 2020, the operating income was $18,723.

During the three months ended September 30, 2020, the Company held one formal sale in Antwerp, Belgium, where the lingering effects of COVID-19 continued to put pressure on the diamond industry as a whole.

During the three months ended June 30, 2020, the Company was not able to carry out its formal sales process in Antwerp, due to the COVID-19 pandemic, and as a result completed one sale to Dunebridge (see financial statement note 15). Due to the pandemic, the demand for diamonds had been significantly reduced in the period, and the Company’s average realized sales price was much lower than previous quarters, resulting in a loss from mine operations, and operating and net loss.

For the three months ended March 31, 2020, the Company began to experience the impact of the global pandemic of COVID-19 and in March halted the previously scheduled sale that was in progress. Despite the third sale not being complete, the Company experienced strong sales and operating income for the three months ended March 31, 2020.

Both the three months ended September 30, 2019 and December 31, 2019 resulted in an operating loss due to lower realized diamond prices. The lower prices realized in those periods were affected by three factors; the source of the diamonds from varying parts of the orebody (mostly lower value areas of Hearne and SWC Kimberlites in 2019), lower quality material processed during Q2 and Q3 2019, and the overall sentiment in the rough diamond market and associated pressure on prices of lower quality and smaller stones.

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summary of FIRST Quarter Financial Results

Three months ended March 31, 2021 compared to the three months ended March 31, 2020, expressed in thousands of Canadian dollars.

For the three months ended March 31, 2021, the Company recorded a net income of $7,312 or $0.03 earnings per share compared to a net loss of $40,969 or $0.19 loss per share for the same period in 2020. The significant increase in the net income from the three months ended March 31, 2021 to the same period in 2020 can largely be attributed to the decreased exploration and evaluation expenses, selling, general and administrative expenses, and an increase in the derivative and foreign exchange gains.

Earnings from mine operations

Earnings from mine operations for the three months ended March 31, 2021, were $13,736 compared to earnings from mine operations of $13,627 for the same period in 2020. For the three months ended March 31, 2021, the Company sold 603,000 carats for proceeds of $54,224 with diamond sales value per carat of US$71 (March 31, 2020 - 659,000 carats for $65,430 at US$75 per carat). The prices realized in Q1 2021 exemplify improved sentiment and demand in the rough diamond market recovering from the peak of the COVID-19 pandemic effects. The average price realized per carat is slightly lower due to the mix of diamonds recovered and sold.

Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended March 31, 2021 were $27,151; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended March 31, 2021, was $8,463; and the cost of acquired diamonds for the three months ended March 31, 2021 was $4,874, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations for the three months ended March 31, 2021 were $13,736. Included in production costs, for the three months ended March 31, 2021 are the Company’s 49% costs specifically arising related to COVID-19 of $5.3 million. Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended March 31, 2020 were $30,614; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended March 31, 2020 were $14,703; and the cost of acquired diamonds for the three months ended March 31, 2020 were $6,486. The production costs for the three months ended March 31, 2021, over the same period in 2020, are consistent.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended March 31, 2021, were $2,609 compared to $3,637 for the same period in 2020. The main expenses included in these amounts for the three months ended March 31, 2021 were $1,197 relating to selling and marketing, $440 related to consulting fees and payroll, $179 relating to share-based payment expense, and $272 related to professional fees. The main expenses included in these amounts for the three months ended March 31, 2020 were $1,528 relating to selling and marketing, $516 related to consulting fees and payroll, $291 relating to share-based payment expense, and $578 related to professional fees. The decrease in overall selling, general and administrative costs can mainly be attributed to a reduction in selling and marketing expenses and professional fees. The reduction of selling and marketing expenses and professional fees can be attributed to the active negotiation and conscious deferral to reduce costs in these categories, when possible.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended March 31, 2021, were $595 compared to $2,488 for the same period in 2020. Exploration and evaluation expenses have decreased for the three months ended March 31, 2021 compared to the same period in 2020 as targeted exploration was budgeted to be cash flow conscious. Furthermore, due to the COVID-19 pandemic exploration activities were curtailed in order to conserve cash in the near-term. Of the $595 total exploration and evaluation expenses incurred in the three months ended March 31, 2021, $181 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $414 related to those spent on the KNP. Of the $2,488 total exploration and evaluation expenses incurred in the three months ended March 31, 2020, $737 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $1,751 related to those spent on the KNP.

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Net finance expenses

Net finance expenses for the three months ended March 31, 2021, were $9,056 compared to $10,287 for the same period in 2020. Included in the amount for the three months ended March 31, 2021, were $8,973 relating to finance costs, $120 relating to accretion expense on decommissioning liability and $37 relating to interest income. Included in the amount for the three months ended March 31, 2020, were $10,024 relating to finance costs, $355 relating to accretion expense on decommissioning liability and $92 relating to interest income. Finance costs were lower compared to the same period in 2020 due to a lower foreign exchange rate on the US denominated interest expenses, and a lower accretion expense on decommissioning and restoration liability.

Foreign exchange gains

Foreign exchange gains for the three months ended March 31, 2021 were $5,047 compared to foreign exchange losses of $30,812 for the same period in 2020. The foreign exchange gains for the three months ended March 31, 2021 were mainly as a result of the Canadian dollar strengthening relative to the US dollar on the translation of the secured notes payable and the Dunebridge RCF, net of US dollar cash balances. The spot rate at March 31, 2021 was $1.2562/US$1 compared to $1.2725/US$1 at December 31, 2020. The foreign exchange losses for the three months ended March 31, 2020 were mainly as a result of the Canadian dollar weakening relative to the US dollar on the translation of the secured notes payable, net of US dollar cash balances. The spot rate at March 31, 2020 was $1.4062/US$1 compared to $1.2978/US$1 at December 31, 2019.

INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

FINANCIAL POSITION AND LIQUIDITY

The Company originally funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility. In December 2017, the Company terminated its project lending facility through the issuance of US$330 million in second lien secured notes payable. Concurrent with the closing of the secured notes payable, the Company entered into a US$50 million first lien revolving credit facility with Scotiabank and Nedbank Ltd. During the second quarter of 2020, the Company drew US$25 million from the RCF in order to maintain the liquidity of the business during the challenges faced by COVID-19. The RCF was subject to several financial covenants, in order to remain available which were breached and for which a waiver was obtained as at July 3, 2020.

On September 30, 2020, the RCF with Scotiabank and Nedbank Ltd. was assigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million was advanced to the Company.

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On September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge (“Dunebridge RCF”) (Note 8 and 15 of the financial statements) for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021, therefore has been classified as short-term on the balance sheet. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020.

The Dunebridge RCF also requires that no further indebtedness be entered into, and no new agreements related to the sale of diamonds occur without prior written approval from Dunebridge.

Permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all advances outstanding does not exceed US$10 million.

The Company’s condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

Amid the continuing COVID-19 pandemic, the Company has experienced liquidity challenges primarily resulting from the deferral of the normal diamond sales carried out in Antwerp, Belgium during 2020. While the Company had experienced strong diamond sales in late 2020, and continued price increases in early 2021, the risk of decreased sales volumes and fluctuation of diamond prices, particularly through the remainder of 2021, could still significantly reduce 2021 revenue and correspondingly net income and operating cash flows. Also, the temporary suspension of mine operations during the three months ended March 31, 2021, has added additional challenges to the Company’s short-term liquidity. On September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge (Note 8 and 15 of the financial statements) for US$25 million to reassign its previously drawn revolving credit facility (“RCF”), which is due September 30, 2021. Subsequent to the three months ended March 31, 2021, the Company has amended and restated its credit agreement with Dunebridge, as lender, adding a US$33 million term loan facility (the "Term Facility") to its existing US$25 million RCF. The COVID-19 pandemic has caused issues with respect to supply/demand imbalances and diamond sales in the near-term, particularly for the remainder of 2021 along with the need to repay the Dunebridge RCF and Term Facility by September 30, 2021 and December 31, 2021 (US$11 million due in July 2021, the remaining due on December 31, 2021), respectively, funding of ongoing operational costs and semi-annual interest payments on the secured notes may result in a future event of default under the terms of these debt instruments.

Management will seek alternative sources of financing; however, such alternative sources of financing may not be available or at terms acceptable to the Company. Given the challenges related to COVID-19 mentioned above, alternative sources of financing may be required in the near term, in order to fund ongoing operations and debt repayment. The above conditions related to the diamond industry, the Company’s operations and the Company’s current financing constraints each represent a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Cash flows used in operating activities, including changes in non-cash working capital for the three months ended March 31, 2021, were $9,805 compared to cash flows provided of $1,176 for the same period in 2020. The decrease in cash provided for the three months ended March 31, 2021 was a result of the inventory build up in working capital due to the winter ice road campaign period and the temporary shut down of operations. Mining and processing performance during the three months ended March 31, 2021 was negatively impacted by an unplanned 22-day operational stand-down in February due to measures taken to limit the spread of Covid-19 at Gahcho Kué. Additionally, the problematic restart of production during one of the coldest winter months contributed to a lower-than-expected equipment availability, which combined with manpower availability issues and a higher-than-average incidence of extreme weather events resulted in lower-than-expected production for the quarter. As a result, the cash cost per tonne and carat processed were higher than the same period in 2020.

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Cash flows used in investing activities for the three months ended March 31, 2021, were $10,615 compared to $5,166 for the same period in 2020. For the three months ended March 31, 2021, the outflow for the purchase of property, plant and equipment were $10,625 compared to $5,258 for the same period in 2020. For the three months ended March 31, 2021, the outflow for restricted cash was $27, which relates to the interest earned on the decommissioning fund of the GK Mine. For the three months March 31, 2021, the amount of cash used in the acquisition of property, plant and equipment and restricted cash was offset by $37 of interest income, compared to $92 for the same period in 2020. The increase of cash used in investing activities during the three months ended March 31, 2021, compared to the same period in 2020, can be attributed to the increased stripping activity in the current period, along with lower interest income as a result of reduced interest rates and lower average cash on hand.

Cash flows used in financing activities for the three months ended March 31, 2021, were $706 compared to $349 for the same period in 2020. Cash flows used in financing activities for the three months ended March 31, 2021, related to interest on the Dunebridge RCF and the payment of lease liabilities. Under the terms of the secured notes payable, interest payments occur semi-annually, and as such will typically result in the June and December quarters having significantly higher cash outflows under financing activities. As a result of the Dunebridge RCF of US$25 million, the cash used in financing activities for the three months ended March 31, 2021, were higher than the same period in 2020. Cash flows from financing activities for the three months ended March 31, 2020 stand-by charges on the previous RCF and the payment of lease liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT PERIOD

There were no significant accounting policies adopted in the current year.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Significant accounting judgments, estimates and assumptions are disclosed in Note 3 of the financial statements.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

There are currently no new standards or amendments to existing standards.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge Worldwide Ltd. and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

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In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. Dunebridge is entitled to receive 10% annualized returns in respect to these future sales of Dunebridge diamonds, calculated with reference to each specific Dunebridge sales parcel. These fees are fixed at 10% of the amount of the future sales for the first year. In the second and third year following the date of Dunebridge diamond purchase from the Company, an additional 10% of the amount of the future sale is compounded and pro-rated based on the amount of time in each of the second and third years have passed. After three years, the agreement is effectively terminated, and any upside realized by Dunebridge will not be shared with the Company. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price has been determined using the Company’s price book, adjusted for the estimated current underlying market conditions. As at March 31, 2021, approximately US$49.4 million of run of mine diamonds have been sold under the agreement. On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds, to US$100 million. Effective November 6, 2020, the new agreement with the incremental increase to US$100 million was executed. As at March 31, 2021, a portion of the original diamonds included in the US$49.4 million sold to Dunebridge have been re-sold to third parties. This may give rise to some profit upside to be shared with the Company, once the remaining diamonds of the US$49.4 have been sold. The remaining diamonds are expected to be sold in late Q2 2021, at which point any upside revenue would be received by the Company, and variable consideration would be recognized as revenue.

On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021 (Note 8 of the financial statements). The agreement included an upfront 1% financing fee, which was paid on September 30, 2020.

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at March 31, 2021, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2020 - $44.1 million).

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, which is presented as restricted cash on the balance sheet. As of March 31, 2021, no further funding had occurred.

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

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The balances as at March 31, 2021 and December 31, 2020 were as follows:

	March 31,	December 31,
	2021	2020
Payable De Beers Canada Inc. as the operator of the GK Mine*	$4,153	$2,789
Payable to De Beers Canada Inc. for interest on letters of credit	586	550
Payable to International Investment and Underwriting	30	–
Revolving credit facility with Dunebridge Worldwide Ltd.	31,405	31,813
Payable to key management personnel	181	158

*included in accounts payable and accrued liabilities

The transactions for the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
The total of the transactions:
International Investment and Underwriting	$30	$23
Remuneration to key management personnel	490	524
Diamonds sold to De Beers Canada Inc.	2,273	5,551
Diamonds purchased from De Beers Canada Inc.	1,249	2,737
Finance costs incurred from De Beers Canada Inc.	36	124
Finance costs incurred from Dunebridge Worldwide Ltd.	495	–
Management fee charged by the Operator of the GK Mine	1,191	1,092

The remuneration expense of directors and other members of key management personnel for the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Consulting fees, payroll, director fees, bonus and other short-term benefits	$422	$377
Share-based payments	98	170
	$520	$547

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$3,394	$–	$–	$–	$3,394
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	10,000	–	40,000
Dunebridge revolving credit facility - Principal	31,405	–	–	–	31,405
Dunebridge revolving credit facility - Interest	785	–	–	–	785
Notes payable - Principal	–	376,785	–	–	376,785
Notes payable - Interest	30,561	30,561	–	–	61,122
	$76,145	$427,346	$10,000	$–	$513,491

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NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.

The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net income on the consolidated statements of comprehensive loss:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020

Net income (loss) for the period	$7,312	$(40,969)
Add/deduct:
Non-cash depreciation and depletion	8,463	14,703
Share-based payment expense	179	291
Net finance expenses	9,056	10,287
Derivative (gains) losses	(789)	5,928
Current and deferred income taxes	–	1,444
Unrealized foreign exchange (gains) losses	(5,043)	31,141
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$19,178	$22,825
Sales	54,224	65,430
Adjusted EBITDA margin	35%	35%

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The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive loss:

		Three months ended	Three months ended
(in thousands of Canadian dollars, except where otherwise noted)		March 31, 2021	March 31, 2020

Cost of sales production costs		$27,151	30,614
Timing differences due to inventory and other non-cash adjustments		$9,321	4,655
Cash cost of production of ore processed, net of capitalized stripping		$36,472	35,269
Cash costs of production of ore processed, including capitalized stripping		$42,590	37,081

Tonnes processed	kilo tonnes	307	442
Carats recovered	000's carats	682	811

Cash costs of production per tonne of ore, net of capitalized stripping		$119	80
Cash costs of production per tonne of ore, including capitalized stripping		$139	84
Cash costs of production per carat recovered, net of capitalized stripping		$53	43
Cash costs of production per carat recovered, including capitalized stripping		$62	46

subsequent event

Subsequent to the three months ended March 31, 2021, the Company has amended and restated its credit agreement with Dunebridge, as lender, adding a US$33 million term loan facility to its existing US$25 million RCF, with first ranking lien terms. The Term Facility bears interest at a fixed rate of 10% per annum, net of withholding taxes, payable monthly. In addition to the interest, a flat 5% fee is payable on each advance made thereunder. The Term Facility will reduce in size to US$22 million on July 15, 2021 and mature on December 31, 2021. The Term Facility is available in two advances: a US$23 million advance in May 2021 and a US$10 million advance in June 2021. The terms of the Revolving Facility were unchanged as a result of the Transaction.

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that COVID-19 continues to spread and materially impedes operations and/or the ability of the Company to sell and distribute diamonds;
•	risk of COVID-19 affecting commodity prices and demand of diamond inventory, future sales and increased market volatility;
•	risk that the production from the mine will not be consistent with the Company’s expectation;
•	risk that production and operating costs are not within the Company’s estimates;
•	risk that financing required to manage liquidity can be obtained with acceptable terms;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

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•	the potential for delays in exploration activities or the completion of studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to foreign exchange fluctuations, prices of diamonds, and continued growth in demand for laboratory grown diamonds;
•	risks related to challenges in the diamond market causing the sale of some or all of the diamond inventory to be sold below cost;
•	risks related to commodity price fluctuations;
•	risks related to failure of its joint venture partner;
•	risks relating to complying with the covenants in our revolver credit facility;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;
•	the ability to operate the Company’s GK Mine on an economically profitable basis;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;
•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol MPVD.

At May 12, 2021, there were 210,490,807 shares issued, 3,540,002 stock options and 1,863,333 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures and internal control over financial reporting

As of March 31, 2021, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of March 31, 2021, the CEO and CFO concluded that:

• the disclosure controls and procedures were designed effectively to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required;

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• such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during the quarter ended March 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

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Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Cautionary Note to US Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 (“Guide 7”) promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by US companies pursuant to Guide 7.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC pursuant to Guide 7.  US Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Guide 7.

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